

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Dong Hu
Chief Executive Officer and Chief Financial Officer
Ebang International Holdings Inc.
Building 7, No. 5 Nangonghe Road, Linping Street
Yuhang District, Hangzhou, Zhejiang, 311100
People's Republic of China

> **Re: Ebang International Holdings Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **File No. 001-39337**

Dear Mr. Hu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing